                                                                     EXHIBIT 1.1



                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


FOR IMMEDIATE RELEASE



                  CHINA YUCHAI INTERNATIONAL LIMITED ANNOUNCES
                            GOOD PERFORMANCE FOR 2003


SINGAPORE, FEBRUARY 27, 2004 - China Yuchai International Limited ("CYI") today announced good performance for the year ended December 31, 2003. Net sales of Rmb4,569.9 million (US$552.1 million) for the year ended December 31, 2003 represents an increase of approximately 30% compared to the prior year of Rmb3,513.0 million (US$424.5 million). Total unit sales of 172,219 diesel engines for the year ended December 31, 2003 was 32% higher than during 2002.

Continued buoyant demand for diesel engines in the China market and good customer acceptance of Yuchai's new 4 cylinder series and industrial models contributed to this growth.

Net income of Rmb438.2 million (US$52.9 million) in 2003 increased 6% as compared to the net income of Rmb412.4 million (US$49.8 million) for 2002.

The improvement in profit performance was constrained by Guangxi Yuchai Machinery Company Limited's ("Yuchai") limited production capacity for high margin, heavy-duty engines. Yuchai was unable to meet market demand for this growth category of engines in 2003. During 2002, Yuchai had grown its unit sales by 76% using up much of the plant's excess capacity.

In April 2003, an additional 4 cylinder series light-duty engine production line was commissioned increasing capacity by 40,000 units per annum for this product series.

Using this additional capacity, sales of 4 cylinder series, light-duty engines achieved growth of 108% with 40,275 diesel engines sold during 2003 as compared to 19,397 during the previous year. Sales of industrial engines including those for construction equipment reached 25,080 units for 2003 as compared to 11,328 engines sold during the previous year.

Sales of high margin, medium-duty diesel engines were almost identical to the previous year. Sales of high margin, heavy-duty diesel engines were constrained by limited production capacity in 2003.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


The gross profit margins achieved for both the 4 cylinder series light-duty and the industrial engines were lower than margins historically achieved for both medium and heavy-duty engines. Thus, the overall gross profit margins of 30% is slightly lower when compared to the previous year of 33% because of these factors.

For the year ended December 31, 2003, selling, general and administrative expenses increased by approximately 32% due mainly to higher staff costs, transport charges arising from higher unit sales, advertising costs, legal and professional fees relating to the legal and arbitration proceedings in respect of shareholder disputes and research and development expenditures. As a result, operating income increased to Rmb721.4 million (US$87.1 million) for 2003 as compared to Rmb640.3 million (US$77.4 million) for 2002.

Interest cost declined slightly to Rmb23.6 million (US$2.9 million) for the year ended December 31, 2003 as compared to Rmb25.1 million (US$3.0 million) for 2002 due to the repayment of bank loans during the year.


YUCHAI'S ENGINE UNIT SALES GROWTH OUT PERFORMS THE MARKET

The growth pattern in China for diesel engine usage, established over the last few years, was reinforced in 2003.

According to Government industry statistics, during 2003, there was an increase in the sales of trucks and buses in China of approximately 16% compared to 2002 (source data : China Association of Automobile Manufacturers).

CYI believes Yuchai grew its market share and out performed its competitors by growing its unit sales 32% compared with 2002.

A breakdown of sales according to size and horsepower range shows an even clearer picture of how CYI believes Yuchai is successfully adjusting its strategy to meet market demand and grow market share.

(A) Sales of light duty (4 cylinder) engines for mini buses and small trucks continue to experience high growth in China.

     As previously mentioned, Yuchai sales of the new light duty engines grew 107%, benefiting from the additional light duty engine production capacity (40,000 units per year) commissioned in April 2003.

     While in 2003, the gross margin from light duty engines was much lower than Yuchai's traditional products, Yuchai has historically found that margins typically improve with time, as production processes are refined and costs reduced.

(B) Sales of medium duty (6 cylinder, 140 - 200 Hp) engines for 5 to 7 tonne trucks and buses continued to decline in China. With the improvement in the high way system, transportation companies now find that these traditional sized vehicles are less economic than the newer larger units.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


     Despite this trend, Yuchai's sales of medium duty engines increased 2% in 2003.

(C) Sales of heavy duty (6 cylinder, 250 - 400 Hp) engines for 10 to 15 tonne trucks, large buses, coaches and large construction equipment has continued to experience high growth.

     Yuchai sales of 6112 (6 cylinder, 285 Hp) engines grew 34% despite being restricted by insufficient production capacity in 2003.

     First sales of 6113 (6 cylinder, 300 - 350 Hp) occurred in November 2003. Growth of this new product is expected to be strong over the next few years and we expect to become a significant contributor to profit growth for Yuchai.

Early in 2003, Yuchai embarked upon a major capital expenditure program to increase the production capacity of heavy-duty engines by 20,000 units per year and to construct a new foundry. This expansion is expected to be completed on schedule towards the end of first quarter 2004.

This expansion is intended to provide a significant opportunity to boost Yuchai's performance in the years ahead. The expansion is expected to enable Yuchai to enter the high growth, higher margin market for engines over 300Hp, while eventually reducing its cost base by replacing imported engines blocks and cylinder heads with production from the new foundry.

Yuchai has a strong brand name in China with an extensive sales and marketing network. CYI believes Yuchai's products are considered to be of good quality and provide reliable performance. Yuchai has established itself as a major manufacturer of diesel engines in China with a significant market share.

It is generally expected that the market demand for diesel engines in China will increase with the continued expansion of the highways and toll roads in China leading to increasing demand for new trucks, buses and construction equipment.

Wrixon F. Gasteen, President, stated "Despite operating in a challenging environment after Severe Acute Respiratory Syndrome ("SARS"), we were able to achieve our financial objectives. I am pleased to announce that with the major capital expenditure program implemented in 2003, Yuchai is expected to make progressively increasing deliveries of the new 6113 heavy-duty engine in the beginning of March this year. This is a significant milestone which is in accordance with our business plan. We strongly believe this new heavy-duty engine will contribute significantly to Yuchai's future financial performance."

Basic and diluted net income per share for the year ended December 31, 2003 was Rmb12.40 (US$1.50) compared to a basic and diluted net income per share of Rmb11.67 (US$1.41) for 2002.

                       CHINA YUCHAI INTERNATIONAL LIMITED
           16 RAFFLES QUAY #26-00 HONG LEONG BUILDING SINGAPORE 048581
                    TEL : (65) 6220 8411 FAX : (65) 6226 0502


CYI has filed with the U.S. Securities and Exchange Commission a copy of this press release on Form 6-K. A copy of such filing has also been sent to The New York Stock Exchange. Reference is made to such filing for cautionary statements which identify factors that could affect the forward looking statements contained in this press release.




China Yuchai International Limited
Executive Office
16 Raffles Quay
#26-00 Hong Leong Building
Singapore 048581
Tel: (65) 6220 8411
Fax: (65) 6226 0502

Contact persons: Mr Wrixon F. Gasteen, President
                 Mr Philip Ting, Chief Financial Officer



Note 1: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2767 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2003 or at any other date.

Note 2: All financial data for 2003 (both in Renminbi and U.S. dollars) is unaudited.

CHINA YUCHAI INTERNATIONAL LIMITED
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              Year Ended December 31
                                                  -----------------------------------------------------
                                                     2001           2002           2003         2003
                                                  ---------       ---------      ---------    ---------
                                                   Rmb'000         Rmb'000        Rmb'000      US'000
                                                   Audited         Audited       Unaudited    Unaudited
                                                                                                (Note)
Net sales ..................................      1,783,329       3,513,047      4,569,950     552,146
Cost of goods sold .........................      1,183,403       2,371,080      3,192,794     385,756
                                                  ---------       ---------      ---------     -------
Gross profit ...............................        599,926       1,141,967      1,377,156     166,390
Research and development cost ..............         44,721          75,532         94,594      11,429
Selling, general and administrative expense         243,231         426,128        561,151      67,800
Amortisation of goodwill ...................         16,859               -              -           -
                                                  ---------       ---------      ---------     -------
Operating income ...........................        295,115         640,307        721,411      87,161
Interest cost ..............................         29,784          25,144         23,624       2,854
Other (income)/expense, net ................         (3,858)        (10,287)           881         106
                                                  ---------       ---------      ---------     -------
Income before income taxes and
 minority interests ........................        269,189         625,450        696,906      84,201
Income tax (credit)/expense ................        (63,584)         83,242        112,924      13,644
                                                  ---------       ---------      ---------     -------
Income before minority interests ...........        332,773         542,208        583,982      70,557
Minority interests in income of consolidated
 subsidiaries ..............................         82,386         129,775        145,800      17,615
                                                  ---------       ---------      ---------     -------
Net income .................................        250,387         412,433        438,182      52,942
                                                  =========       =========      =========     =======

Net income attributable to common shares             Rmb             Rmb            Rmb          US$
  Basic and diluted ........................           7.09           11.67          12.40        1.50
                                                  =========       =========      =========     =======

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2767 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2003 or at any other date.

SELECTED CONSOLIDATED BALANCE SHEET ITEMS
(RMB AND US$ AMOUNTS EXPRESSED IN THOUSANDS)


                                             As of                    As of
                                       December 31, 2002        December 31, 2003
                                       -----------------    ------------------------
                                            Audited                 Unaudited
                                              RMB              RMB             US$
                                                                             (Note)
Cash and Cash Equivalents                    643,200          631,938         76,352
Trade Accounts Receivable, Net             1,003,135          849,611        102,651
Inventories, Net                             843,229          877,334        106,000
Net Current Assets                         1,340,832          962,804        116,327
Total Assets                               3,985,459        4,033,632        487,348
Trade Accounts Payable                       628,901          731,966         88,437
Short-Term and Long-Term Borrowings          315,000          298,000         36,005
Shareholders' Equity                       2,161,903        1,991,687        240,638

Note: The Company's functional and reporting currency is Renminbi, the translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of Rmb 8.2767 = US$1.00, the rate quoted by the People's Bank of China at the close of business on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2003 or at any other date.